Exhibit 99.2

Ontario

Ministry of Government and
Consumer Services

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)
ABUNDANT SOLAR ENERGY INC. (September 23, 2013)

1. The name of the corporation is changed to:
SOLARBANK CORPORATION

2. The number of directors or the minimum/maximum number of directors are amended as follows:
Not amended

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":
Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:
Section 6 of the Articles of the Corporation be amended to increase the number of shares that the Corporation is authorized to issue from 100,000 common shares to an unlimited number common shares.

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":
Not amended

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

Not amended

E. Other provisions:

Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:

October 17, 2022

The articles have been properly executed by the required person(s).

Supporting Information - Nuans Report Information

Nuans Report Reference #	121720011
Nuans Report Date	October 17, 2022

Ontario

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Certificate of Amendment

Business Corporations Act

Certificat de modification

Loi sur les sociétés par actions

SOLARBANK CORPORATION

Corporation Name / Dénomination sociale

2389017

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

October 17, 2022 / 17 octobre 2022

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services gouvernementaux et des Services aux consommateurs.

V. Quintanilla W.

Directeur ou registrateur

Request ID: 015732470
Demande n°:
Transaction ID: 052146883
Transaction n°:
Category ID: CT
Catégorie:

Province of Ontario
Province de l'Ontario
Ministry of Government Services
Ministère des Services gouvernementaux

Date Report Produced: 2013/09/23
Document produit le:
Time Report Produced: 08:03:38
Imprimé à:

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

2389017 ONTARIO INC.

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002389017

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

SEPTEMBER 23 SEPTEMBRE, 2013

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / *Demande n°*
15732470

Ontario Corporation Number
Numéro de la compagnie en Ontario
2389017

FORM 1 *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES SOCIÉTÉS PAR ACTIONS*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: *Dénomination sociale de la compagnie:*

   2389017 ONTARIO INC.

2. The address of the registered office is: *Adresse du siège social:*

   C/O ROBERT JOHN OLIVER
   123 QUEEN ST. WEST Suite 130

   (Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
   (Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

   TORONTO ONTARIO
   CANADA M5H 3M9

   (Name of Municipality or Post Office) (Postal Code/*Code postal*)
   (Nom de la municipalité ou du bureau de poste)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

   Minimum 1 Maximum 1

4. The first director(s) is/are: *Premier(s) administrateur(s):*

   First name, initials and surname / *Prénom, initiales et nom de famille*

   Resident Canadian State Yes or No / *Résident Canadien Oui/Non*

   Address for service, giving Street & No. or R.R. No., Municipality and Postal Code / *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*

* ROBERT JOHN YES

OLIVER

123 QUEEN ST. WEST Suite 130

TORONTO ONTARIO

CANADA M5H 3M9

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
15732470	2389017

5. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

None

6. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

The Corporation is authorized to issue 100,000 shares of one class designated as Common Shares.

Request ID / *Demande nº*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
15732470	2389017

7. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

None

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
15732470	2389017

8. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

None

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
15732470	2389017

9. Other provisions, (if any, are):
Autres dispositions, s'il y a lieu:

None

Request ID / *Demande n°*	Ontario Corporation Number *Numéro de la compagnie en Ontario*
15732470	2389017

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name
Prénom, initiale et nom de famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* ROBERT JOHN OLIVER

123 QUEEN ST. WEST   Suite 130

TORONTO ONTARIO
CANADA M5H 3M9

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

2389017

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 1 1 OCTOBRE, 2013

K. Day
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

2389017 ONTARIO INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

ABUNDANT SOLAR ENERGY INC.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2013, 09, 23
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: <u>minimum and maximum</u> number of directors is/are:
Nombre d'administrateurs : nombres <u>minimum et maximum</u> d'administrateurs :

Number / Nombre ______ or / ou minimum and maximum / minimum et maximum ______ ______

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

NAME CHANGE ONLY

07119 (2011/05)

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2013, 10, 03

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

2389017 ONTARIO INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/ Par : ROBERT JOHN OLIVER

/s/ "Robert John Oliver" — (Signature / (Signature

DIRECTOR — (Description of Office) / (Fonction)

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ministère des Services gouvernementaux
Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 1 1 DÉCEMBRE, 2015

(17)

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2389017

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

ABUNDANT SOLAR ENERGY INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2013/09/23
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number / Nombre		minimum / minimum	and / et maximum / maximum
	or / ou	1	6

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

1. The rights, privileges, conditions and restrictions attaching to each class of shares are amended by deleting section 7 of the Articles of Amendment and inserting the following as section 7:

COMMON SHARES

(i) Each holder of the common shares shall be entitled to receive notification of and to attend all meetings of shareholders of the Corporation. At all meetings at which notice must be given to the holders of the common shares, each holder of common shares shall be entitled to one (1) vote in respect of each common share held by him or her.

(ii) The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive any dividend declared by the Corporation.

(iii) The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation on liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

2. The restrictions on the issue, transfer or ownership of shares are amended by deleting section 8 of the Articles of Incorporation and inserting the following as section 8:

No shares shall be allotted, issued or transferred without the express consent of the Board of Directors, to be signified by a Resolution passed by the Board of Directors.

3. The Other Provisions are amended by deleting section 9 of the Articles of Incorporation and inserting the following as section 9:

The number of persons or companies who beneficially own, directly or indirectly, outstanding securities of the Corporation is limited to not more than 35, exclusive of (i) persons or companies that are, or at the time they last acuired securities of the Corporation were, accredited investors (as definied in the Ontario Securities Commission Rule 45-501); and (ii) current or former directors, officers or employees of the Corporation or an affiliated entity of the Corporation, or current or former consultants (as definied in Ontario Securities Commission Rule 45-503), who in each case beneficially own only securities of the Corporation that were issued as compensation by, or under an incentive plan of, the Corporation provided that:

(a) two or more persons who are the joint registered holders of one or more securities shall be counted as one beneficial owber of those securities; and

(b) a corporation, partnership, trust or other entity shall be counted as one beneficial owner of securities unless the entity has been entirely created or is being used primarily for the purpose of acquiring or holding securities, in which event each beneficial owner of an equity interest in the entity or each beneficiary of the entity, as the case may be, shall be counted as a separate beneficial owner.

Any invitation to the public to subscribe for securities of the Corporation is prohibited.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2015, September 16

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

ABUNDANT SOLAR ENERGY INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par /s/ "*President*"

(Signature
(Signature

President

(Description of Office)
(Fonction)

BY-LAW NO. 1

A by-law relating generally to the
conduct of the affairs of

ABUNDANT SOLAR ENERGY INC.

(hereinafter called the "Corporation")

C O N T E N T S

1. INTERPRETATION

1.01 In this by-law and all other by-laws and resolutions of the Corporation unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended from time to time and includes the regulations under the Act as amended from time to time;

(b) "articles" means the articles of incorporation of the Corporation, as amended from time to time;

(c) "board" means the board of directors of the Corporation;

(d) "by-laws" means this and all other by-laws of the Corporation, as amended from time to time;

(e) "director" means a director of the Corporation;

(f) "number of directors" means the number of directors provided for in the articles or, where a minimum and maximum number is provided for in the articles, the number of directors determined by a special resolution or by resolution of directors passed pursuant to subsection 125(3) of the Act;

(g) "person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator or other legal representative;

(h) "shareholder" means a shareholder of the Corporation;

1.02 In this by-law, where the context requires, words importing the singular includes the plural and vice versa and words importing gender include masculine, feminine and neuter genders

1.03 Words and expressions defined in the Act have the same meanings when used herein.

2. DIRECTORS

2.01 Powers

Subject to any unanimous shareholder agreement, the business and affairs of the Corporation shall be managed and/or supervised by a board of directors. Until change in accordance with the Act, the board shall consist of one director.

2.02 Resident Canadian

At least twenty-five percent of the directors of the Corporation must be resident Canadians, but where the Corporation has less than four (4) directors, at least one (1) director must be a resident Canadian.

2.03 Qualification

No person shall be qualified for election as a director if he/she is less than eighteen (18) years of age, if he/she is of unsound mind and has been so found by a court in Canada or elsewhere, if he is not an individual or if he has the status of a bankrupt. A director need not be a shareholder.

2.04 Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting. The director shall hold office for an expressly stated term, which shall expire not later than the close of the third annual meeting of shareholders following election. A director not elected for an expressly stated term ceases to hold office at the end of the first annual meeting of shareholders following his/her election. Incumbent directors, if qualified, may be eligible for re-election. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

2.05 Resignation

Subject to subsection 119(2) of the Act, a director may resign from office upon giving notice thereof in writing to the Corporation and the resignation becomes effective at the time a written resignation is received by the Corporation or at the time specified in the resignation, whichever is the later. A director named in the articles shall not be permitted to resign his/her office unless a successor is elected or appointed at the time the resignation is to become effective.

2.06 Removal

Subject to subsection 120(f) of the Act, the shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office before the expiration of his/her term, and a vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed or if not so filled, may be filled in accordance with section 2.07 hereof.

2.07 Vacation of Office

A director ceases to hold office if he dies or subject to subsection 119(2) of the Act, resigns his office, if he is removed from office by the shareholders or if he ceases to be qualified as a director.

2.08 Filling Vacancy

Subject to the Act, a quorum of the board may fill a vacancy in the board for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3. MEETINGS OF DIRECTORS

3.01 Place of Meetings

Meetings of the board may be held at the registered office of the Corporation or at any other place within or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the board need not be held within Canada.

3.02 Participation by Telephone

A director may, if all the directors of the Corporation present at or participating in the meeting consent, participate in a meeting of directors or of a committee of directors by means of such telephone, electronic or other communications facilities as permit all persons participating at the meeting to communicate with each other simultaneously and instantaneously and a director participating in such meeting is deemed to be present at that meeting.

3.03 Calling of Meetings

Meetings of the board shall be held from time to time at such place, at such time and on such day as the chairman of the board (if any) or the managing director or the president or a vice president who is a director or any two directors may determine and the secretary shall call meetings when directed or authorized by the chairman of the board or the managing director or the president or a vice president who is a director or any two directors. Notice of every meeting so called shall be given to each director not less than forty-eight (48) hours before the time when the meeting is to be held, except that no notice of a meeting shall be necessary if all the directors are present or if those absent have waived notice of or otherwise signified their consent to the holding of such meeting. A notice need not specify the purpose of the business to be transacted at a meeting except where the Act requires such purpose or business to be specified.

3.04 Waiver of Notice

A director may in any manner waive notice of a meeting of directors and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.05 Regular Meetings

The board may appoint a day or days, in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meetings except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.06 First Meeting of the New Board

Each newly elected board may without notice hold its first meeting immediately following a meeting of shareholders at which such board is elected provided that a quorum of directors is present.

3.07 Quorum

A majority of the number of directors shall constitute a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

3.08 Resident Canadians

Directors shall not transact business at a meeting of the board unless a majority of the directors present are resident Canadians or, where the Corporation has fewer than three directors, one of the directors present is a resident Canadian. However, directors may transact business at a meeting of the board where a majority of resident Canadian directors is not present if:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) a majority of resident Canadian directors would have been present had the director been present at the meeting.

3.09 Votes to Govern

At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting, in addition to his original vote, shall not have a second or casting vote.

3.10 Dissent

A director who is present at a meeting of the directors or a committee of directors is deemed to have consented to any resolution passed or action taken thereat, unless (a) he/she requests that his/her dissent be or his/her dissent is entered in the minutes of the meeting; (b) he/she sends his written dissent to the secretary of the meeting before the meeting is terminated; or (c) he/she sends his dissent by registered mail or delivers it to the registered office of the Corporation immediately after the meeting is adjourned. A director who votes on or consents to a resolution is not entitled to dissent as aforesaid. A director who was not present at a meeting at which a resolution was passed or action taken is deemed to have consented thereto unless, within seven (7) days after he/she becomes aware of the resolution, he/she causes his dissent to be placed with the minutes of the meeting or he/she sends his/her dissent by registered mail or delivers it to the registered office of the Corporation.

3.11 Disclosure of Interest in Contract

Every director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation or is a director or officer of, or has a material interest in, any corporation which is a party to a material contract or proposed material contract with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of a meeting of directors the nature and extent of his interest at the time and in the manner as required by section 132 of the Act.

3.12 Adjournment

Notice of an adjourned meeting of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

3.13 Delegation

The directors may delegate to any managing director and any committee of directors (a majority of which must be resident Canadians) any of the powers of the directors subject to section 3.14 hereof.

3.14 Limits on Authority

Notwithstanding section 3.13, no managing director and no committee of directors has authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, or the chairman or president of the Corporation;

(c) subject to section 184 of the Act, issue securities, except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission referred to in section 37 of the Act;

(g) approve a management proxy circular referred to in Part VIII of the Act;

(h) approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XIX of the *Securities Act*;

(i) approve any financial statements referred to in clause 153(1)(6) of the Act and Part XVII of the *Securities Act*; or

(j) adopt, amend or repeal by-laws.

3.15 Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

3.16 One Director Meeting

If the Corporation has only one director, that director may constitute a meeting.

4. REMUNERATION AND PROTECTION

4.01 Remuneration

Subject to the articles, the by-laws or any unanimous shareholder agreement, the directors shall be paid such remuneration as may from time to time be determined by the board.

Such remuneration shall be in addition to any salary or professional fees payable to a director who serves the Corporation in any other capacity. In addition, directors shall be paid such sums in respect of their out of pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

4.02 Limitation of Liabiity

Every director and officer of the Corporation, in exercising his/her powers and discharging his/her duties, shall act honestly and in good faith with a view to the best interest of the Corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any eror of judgment or oversight on his/her part, or for any other loss, damage or misfortune whatever, which shall happen in the execution of the duties of his/her office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director of officer from the duty to act in accordance with the Act or from liability for any breach thereof.

4.03 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, every director or officer of the Corporation, every former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor and his/her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him/her in respect of any civil, criminal or administrative action or proceeding to which he/she is made a party by reason of being or having been a director or officer of such corporation or body corporate if (a) he/she acted honestly and in good faith with a view to the best interests of the Corporation, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his/her conduct was lawful.

4.04 Insurance

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers or such as the board may from time to time determine.

5. OFFICERS

5.01 Appointment

Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents, a treasurer, a secretary and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. None of the said officers need be a director except the chairman of the board (if any). Any two of the said offices may be held by the same person. If the same person holds the offices of secretary and treasurer, he may but need not be known as the secretary treasurer. A director may be appointed to any office of the Corporation.

5.02 Term, Remuneration and Removal

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board (if any), the managing director and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him from receiving such remuneration as may be determined. All officers in the absence of agreement to the contrary, shall be subject to removal by resolution of the board at any time without cause.

5.03 Chairman of the Board

The board of directors may appoint from among themselves a chairman of the board. If appointed, the board may assign to him/her any of the powers and duties that are by any provision of this by-law assigned to the managing director or the president. Subject to the provisions of the Act, the articles or any unanimous shareholder agreement, the chairman of the board shall have such powers and perform such other duties as may from time to time be assigned to him by resolution of the board.

5.04 Managing Director

The board may from time to time appoint from among themselves a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall be the chief executive officer of the Corporation and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and he/she shall, subject to the provisions of the Act or the articles, have such other powers and duties as the board may specify.

5.05 President

The president may, but need not be a director and, if no managing director has been appointed, shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. The president shall, in the absence of the chairman of the board (if any) and managing director when present and if a director, preside at all meetings of the board of directors. The president shall, in the absence of the chairman of the board (if any) and managing director when present, preside at all meetings of shareholders.

5.06 Vice-President

The board may from time to time appoint a vice-president. The vice-president or, if there are more than one, the vice-presidents in order of seniority (as determined by the board) shall be vested with all the powers and shall perform all the duties of the chief executive officer in the absence or disability or refusal to act of the chief executive officer, except that he/she shall not preside at meetings of the directors or shareholders unless he/she is qualified to attend meetings of directors or shareholders, as the case may be. If a vice-president exercises any such duty or power, the absence or inability of the chief executive officer shall be presumed with reference thereto. A vice-president shall also perform such duties and exercise such powers as the chief executive officer may from time to time delegate to him/her or as the board may prescribe.

5.07 General Manager

The general manager, if one is appointed, shall have the general management and direction, subject to the authority of the board and the supervision of the chief executive officer, of the Corporation's business and affairs and the power to appoint and remove any and all officers, employees and agents of the Corporation not appointed directly by the board and to settle the terms of their employment and remuneration, but shall not have the power to do any of the things set forth in subsection 127(3) of the Act.

5.08 Secretary

The board may from time to time appoint a secretary. The secretary shall attend all meetings of the directors, shareholders and committees of the board and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; he/she shall give or cause to be given, when instructed, notices required to be given to the shareholders, directors, auditor and members of committees; he/she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation, if any, and of all books, papers, records, documents and other instruments belonging to the Corporation; and he/she shall perform such other duties as may from time to time be prescribed by the board.

5.09 Treasurer

The board may from time to time appoint a treasurer. The treasurer shall keep or cause to be kept proper accounting records as required by the Act; he shall deposit or cause to be deposited all monies received by the Corporation in the Corporation's bank account; he shall, under the direction of the board, supervise the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board, whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation; and he/she shall perform such other duties as may from time to time be prescribed by the board.

5.10 Assistant Secretary and Assistant Treasurer

The board may from time to time appoint an assistant secretary and assistant treasurer. The assistant secretary or, if more than one, the assistant secretaries in order of seniority and the assistant treasurer or, if more than one, the assistant treasurers in order of

seniority shall respectively perform all the duties of the secretary and treasurer respectively in the absence, inability or refusal to act of the secretary or treasurer, as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the board.

5.11 Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.12 Variation of Duties

From time to time the board may vary, add to or limit the powers and duties of any officer or officers, but shall not delegate to any officer any of the powers set forth in subsection 127(3) of the Act.

5.13 Vacancies

If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, general manager or any other office created by the board shall be or become vacant by reasons of death, resignation or in any other manner whatsoever, the board shall, in the case of the chairman of the board, president or secretary, and may, in the case of other offices, appoint an officer to fill such vacancy.

5.14 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Canada, with such powers of management or otherwise (including the power to sub delegate) as may be thought fit.

5.15 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as it deems advisable to furnish bonds for the faithful performance of their duties, in such form and with such surety as the board may from time to time prescribe.

5.16 Conflict of Interest

An officer shall disclose his/her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 3.11

6. MEETINGS OF SHAREHOLDERS

6.01 Annual Meetings

The directors of the Corporation shall call an annual meeting of shareholders not later than eighteen (18) months after the Corporation comes into existence and subsequently not later than fifteen (15) months after holding the last preceding annual meeting. The annual meeting of the shareholders of the Corporation shall be held at such time and on such day, in each year as the board may from time to time determine, for the purpose of considering the financial statements and auditor's report (if any), electing directors and appointing auditors or accountants, as the case may be.

6.02 Special Meetings

The board, the chairman of the board, the managing director or the president may at any time call a special meeting of shareholders for the transaction of any business which may properly be brought before such a meeting of shareholders. All business transacted at a special meeting and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business.

6.03 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or at such other place in or outside Ontario as the directors may from time to time determine.

6.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be sent not less than ten (10) days and not more than fifty (50) days before the date of the meeting to the auditor of the Corporation, to each director of the Corporation and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a special meeting of shareholders shall state (a) the nature of the business to be transacted at the meeting in sufficient detail to permit the shareholders to form a reasoned judgment thereon, and (b) the text of any special resolution or by-law to be submitted to the meeting.

6.05 Record Date for Notice

The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any

such record date is given not less than seven (7) days before such record date by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day in which notice is given.

6.06 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to section 6.05, the shareholders listed shall be those registered at the close of business on a day not later than ten (10) days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

6.07 Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who although not entitled to vote are entitled or required under any provisions of the Act or by-laws of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

6.08 Quorum

Shareholders present in person or represented by proxy holding at least fifty-one percent (51%) of the shares of the Corporation entitled to vote at a meeting of shareholders shall be a quorum at such meeting of the shareholders (unless a greater number of shareholders and/or a greater number of shares are required to be represented by the Act or the articles or any other by-law).

If a quorum is present at the opening of a meeting of shareholders, the shareholders present may, unless the by-laws otherwise provide, proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

6.09 One Shareholder Meeting

If the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

6.10 Right to Vote

At any meeting of shareholders, unless the articles otherwise provide, each share of the Corporation entitles the holder thereof to one (1) vote at a meeting of shareholders.

6.11 Resolution in Lieu of Meeting

Except where a written statement is submitted by a director under subsection 123(2) of the Act or where representations in writing are submitted by an auditor under subsection 149(6) of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders and a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at that meeting satisfies all the requirements of the Act relating to that meeting of shareholders. A copy of every resolution referred to above shall be kept with the minutes of the meetings of shareholders.

6.12 Joint Shareholders

Where two or more persons hold the same share or shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of such persons who are present in person or by proxy vote, they shall vote as one on the shares jointly held by them.

6.13 Proxies

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders who need not be shareholders to attend and act at the meeting in the manner, to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be in writing and executed by the shareholder or by his attorney authorized in writing or if the shareholder is a body corporate by an officer or attorney thereof duly authorized. Subject to the requirements of the Act, the instrument may be in such form as the directors from time to time prescribe or in such other form as the chairman of the meeting may accept as sufficient. It shall be deposited with the secretary of the meeting before any vote is taken under its authority or at such earlier time and in such manner as the board may prescribe.

6.14 Scrutineers

At each meeting of shareholders one or more scrutineers may be appointed by a resolution of the meeting or by the chairman with the consent of the meeting to serve at the meeting. Such scrutineers need not be shareholders of the Corporation.

6.15 Votes to Govern

Unless otherwise required by the Act, the articles or the by-laws, all questions proposed for the consideration of the shareholders at a meeting shall be decided by a majority of

the votes cast thereon. In case of an equality of votes, the chairman shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

6.16 Show of Hands

At all meetings of shareholders every question shall be decided by a show of hands unless a ballot thereon be required by the chairman of the meeting or be demanded by a shareholder or proxyholder present and entitled to vote. Upon a show of hands, every person present and entitled to vote, has one (1) vote regardless of the number of shares he represents. After a show of hands has been taken upon any question, the chairman may require or any shareholder or proxyholder present and entitled to vote may demand a ballot thereon. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon be so required or demanded, a declaration by the chairman that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the question. The result of the vote so taken and declared shall be the decision of the Corporation on the question. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

6.17 Ballots

If a ballot is required by the chairman of the meeting or is demanded and the demand is not withdrawn, a ballot upon the question shall be taken in such manner as the chairman of the meeting directs.

6.18 Adjournment

The chairman of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

7. SHARES

7.01 Issue

Shares in the Corporation may be issued at such time and to such person or persons or class of persons as the directors may determine.

7.02 Commissions

The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03 Share Certificates

Every holder of one or more shares of the Corporation is entitled at his/her option, without payment, to a share certificate or a non-transferable written acknowledgment of his right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by him/her, but the Corporation is not bound to issue more than one security certificate in respect of a security or securities held jointly by several persons and a delivery of a share certificate to one of several joint shareholders is sufficient delivery to all. Share certificates shall be in such form or forms as the board from time to time approves. Unless otherwise ordered by the directors, the share certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a transfer agent or registrar of the Corporation or by a trustee who certifies it in accordance with a trust indenture and any additional signatures required on a certificate may be printed or otherwise mechanically reproduced thereon. A certificate need not be under the corporate seal of the Corporation.

7.04 Replacement of Share Certificates

In case of the defacement, destruction, theft or loss of a share certificate held by any shareholder, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a transfer agent or a branch transfer agent of the Corporation with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and a request for the issuance of a new certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be a transfer agent and/or branch transfer agent or agents and/or registrar and/or branch registrar or registrars, hereinafter in this section collectively referred to as the "Corporation's transfer agents and registrars", then to the Corporation and the Corporation's transfer agents and registrars) of a bond of a surety company (or other security approved by the board or by the solicitors of the Corporation) in such form as is approved by the board of directors, the chairman of the board (if any), the president, a vice president, the secretary or the treasurer of the Corporation or by the solicitors of the Corporation, indemnifying the Corporation (and the Corporation's transfer agents and registrars, if any) against all loss, damage or expense to which the Corporation and/or the Corporation's transfer agents and registrars may be put to or be liable for any reason of the issuance of a new certificate to such shareholder, a new certificate may on payment of a fee not exceeding Three Dollars ($3.00) be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by the chairman of the board (if any), the president, a vice president, the secretary or the treasurer of the Corporation or by resolution of the board of directors or by the solicitors of the Corporation.

7.05 Securities Records

The directors may from time to time appoint an agent to maintain the central securities register for the shares of the Corporation and, if deemed advisable, one or more branch securities registers, provided that such securities register is maintained in accordance with the Act.

7.06 Lien on Shares

The Corporation has a lien on any share or shares registered in the name of a shareholder or his/her legal representative for any debt of that shareholder to the Corporation.

7.07 Enforcement of Lien

Such lien may be enforced, subject to any other provision of the artcles and to any unanimous shareholder agreement by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authoirzed or permitted by law or by equity and, pending such enforcement, the Corporation may reufse to register a transfer of the whole or any part of such shares.

8. DIVIDENDS

8.01 Declaration

Subject to the Act and articles, the directors may from time to time declare dividends payable to the shareholders according to their respective rights in the Corporation. Such dividend may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and subject to subsection 38(3) of the Act, the Corporation may pay a dividend in money or property.

8.02 Payment

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared, and mailed by ordinary mail, postage prepaid to such registered holder at his last address appearing on the records of the Corporation. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum represented thereby, unless such cheque be not paid on presentation.

8.03 Non Receipt of Cheque

In the event of the non receipt of any cheque for a dividend by the person to whom it is so sent as aforesaid, the Corporation on proof of such non receipt and upon satisfactory indemnity being given to it shall issue to such person a replacement cheque for a like amount.

8.04 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other

evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given, not less than fourteen (14) days before such record date, by newspaper advertisement in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9. LOANS TO SHAREHOLDERS AND OTHERS

9.01 Loans to Shareholders and Others

The Corporation may from time to time give financial assistance by means of a loan, guarantee or otherwise:

(a) to any person in the ordinary course of its business if the lending of money is part of the ordinary business of the Corporation;

(b) to any person on account of expenditures incurred or to be incurred on behalf of the Corporation;

(c) to its holding body corporate if the Corporation is a wholly owned subsidiary of the holding body corporate;

(d) to a subsidiary body corporate of the Corporation;

(e) to employees of the Corporation or any of its affiliates to enable or assist them to purchase or erect living accommodation for their own occupation or in accordance with a plan for the purchase of shares of the Corporation or any of its affiliates; and

(f) in any other case unless there are reasonable grounds for believing that:

(i) the Corporation is or, after giving the financial assistance, would be unable to pay its liabilities as they become due, or

(ii) the realizable value of the Corporation's assets, excluding the amounts of any financial assistance in the form of a loan and in the form of any secured guarantee would be, after giving the financial assistance, less than the aggregate of the Corporation's liabilities and stated capital of all classes.

10. FINANCIAL YEAR

10.01 Financial Year

The first financial period of the Corporation and thereafter the financial year of the Corporation shall terminate on such date as the directors may by resolution determine.

11. NOTICES

11.01 Method of Giving

Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer or auditor of the Corporation under any provision of the articles or by-laws shall be sufficiently given if (i) sent by electronic means in accordance with the *Electronic Commerce Act*, 2000 or (ii) delivered personally to the person to whom it is to be given or if delivered to his last address as shown on the records of the Corporation or if mailed by prepaid post in a sealed envelope addressed to him/her at his last address shown on the records of the Corporation. The secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid; a notice, communication or document so mailed shall be deemed to have been given when it is deposited in a post office or public letter box and a telegraphed notice shall be deemed to have been given when it is delivered to the appropriate communication company or agency or its representative for dispatch.

11.02 Computation of Time

In computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of day's notice of any meeting or other event, the date of giving the notice shall, unless otherwise provided, be included.

11.03 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer or auditor or the non receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.04 Notice to Joint Shareholders

All notices with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing and notice so given shall be sufficient notice to all the holders of such shares.

11.05 Persons Entitled by Death or Operation of Law

Every person who by operation of law, transfer, the death of a shareholder or otherwise becomes entitled to shares, is bound by every notice in respect of such shares which has been duly given to the registered holder of such shares prior to his name and address being entered on the records of the Corporation.

11.06 Waiver of Notice

Any shareholder (or his duly appointed proxy), director, officer or auditor may waive any notice required to be given under the articles or by-laws of the Corporation and such waiver, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving of such notice.

11.07 Signatures to Notices

The signatures to any notice to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12. EXECUTION OF DOCUMENTS

12.01 Signing Officers

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President and/or CEO and all contracts, documents or instruments in writing so signed shall be binding on the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

12.02 Seal

Any person authorized to sign any documents may affix the corporate seal thereto, although a document is not invalid merely because a corporate seal is not affixed thereto.

BY-LAW NO. 2

A by-law relating to the borrowing of money and the issuing of securities by

ABUNDANT SOLAR ENERGY INC.

(hereinafter called the "Corporation")

1. Without limiting the borrowing powers of the Corporation as set forth in the Ontario *Business Corporations Act* (the "Act"), and unless the articles, by-laws or unanimous shareholder agreement provide otherwise the directors of the Corporation may, from time to time without the authorization of the shareholders:

   (a) borrow money upon credit of Corporation;

   (b) issue, re-issue, sell or pledge obligations of the Corporation;

   (c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

   (d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2. The directors may, from time to time, by resolution delegate any or all the powers referred to in paragraph 1 of this by-law to a director, a committee of directors or one of more officers of the Corporation.